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(Investors) Patrick Lo                     (Media) Howard Bender
            Senior Vice President and CFO          Vice President/Communications
            SCPIE Holdings Inc.                    SCPIE Holdings Inc.
            310/557-8711                           310/551-5948
            e-mail: plo@scpie.com                  e-mail: hbender@scpie.com


            Cecilia A. Wilkinson
            Pondel/Wilkinson Group
            310/207-9300
            e-mail: cwilkinson@pondel.com


           SCPIE HOLDINGS ANNOUNCES COMPLETION OF SELF-TENDER OFFER

    LOS ANGELES, CALIFORNIA - NOVEMBER 18, 1999 - SCPIE Holdings Inc.

(NYSE:SKP) announced today the final results of its Dutch Auction self-tender offer, which expired at midnight, New York City time, on November 10, 1999.

Based on a final count by ChaseMellon Shareholder Services, L.L.C., the

Depositary for the offer, SCPIE accepted for purchase 2,023,973 shares of common stock at a price of $35.00 per share.

    SCPIE commenced its self-tender offer for up to 2,000,000 shares of the common stock on October 14, 1999.  SCPIE increased its offer, as permitted by applicable rules, to accept the additional 23,973 shares tendered at a price of

$35.00 per share for purchase in order to prevent proration.

    As of October 5, 1999, the Company had 12,068,462 shares of common stock outstanding.  Following the purchase of the shares accepted in the self-tender offer, the Company will have approximately 10,044,489 shares of common stock outstanding.

    The Depositary will promptly make payment for all shares accepted for purchase and return those shares tendered but not accepted for purchase.

    SCPIE Holdings Inc. is an insurance holding company specializing in healthcare professional liability insurance.